Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Making the Case: Entergy and ITC Teams Prepare for Regulatory Filings

Upcoming regulatory filings by Entergy and ITC Holdings Corp. will set into motion the activities necessary to achieve approvals of the transmission spin-off and merger. In their filing preparations, the companies’ Transco Regulatory Implementation Teams are building a case to demonstrate that an independent, transmission-only company is in the best interest of all stakeholders.

“Creating an independent transmission company is a vision that Entergy has pursued for the last 10 years,” said Theo Bunting, group president of utility operations and lead of Entergy’s TRIT steering committee. “It’s important for all stakeholders to understand that this transaction provides a path to a better business model for the long term, and that’s why outreach is so important. Our goal in these filings is to demonstrate that our proposal is consistent with public policy and is the right thing to do for all stakeholders.”

The transmission spin-off and merger transaction was announced in December, and plans are under way by Entergy and ITC to seek regulatory approvals toward a 2013 closing. In preparation, employees from each company are engaging in an extensive separation and implementation planning process.

Regulatory approvals will be sought in each of the retail jurisdictions in Arkansas, Louisiana, Mississippi, Texas and the City of New Orleans, as well as in Missouri and with the Federal Energy Regulatory Commission. Initial filings are expected to begin mid-summer.

“Filings take a lot of dedicated resources, time and attention,” Bunting explained. “Each operating company requires a separate filing, and Entergy and ITC have been holding joint meetings to ensure that our filing preparations are coordinated and on track to meet the needs of regulators in each jurisdiction.”

Procedural schedules, received after each filing, will drive the timing of regulatory decisions.

Stakeholder Outreach is Critical

Bunting noted that one of the critical efforts in the regulatory approval process is stakeholder outreach. “It’s important to educate and inform all groups about the transaction and its expected benefits,” said Linda Blair, executive vice president and chief business officer of ITC Holdings Corp. and the company’s TRIT leader. “Our goal is to develop relationships with key stakeholders so we can proactively answer questions and provide information that will help build their confidence level with both ITC and the transaction.”

Building stakeholder confidence and understanding is a goal of the regulatory filing process, which will address the benefits of an independent transmission business model from a number of different perspectives.

“We’ll be presenting operational and financial data, evidence and testimony to demonstrate how a transmission-only business model provides customers with a better transmission grid,” Blair said. “An important part of that is ITC’s ability to access and deploy capital into the grid, which will improve transmission system reliability, and enhance the wholesale market through a broader, regional perspective, including transparent collaboration with all stakeholders.

“We also want our stakeholders to understand that this is a forward-thinking business model,” she said. “We must be able to enhance access to the wholesale market and meet the region’s growing energy demand. That’s why our discussions include current and future benefits of this transaction.”

Regulatory Filing Experience: A Team Asset

Entergy and ITC have experience in the regulatory filings process. As co-applicants in the Transco regulatory filings, both companies have been able to draw on their collective knowledge and expertise to prepare for upcoming regulatory activities.

“Our regulatory filing team has a diverse mix of employees with different backgrounds and areas of expertise who are all working together for a successful end-product,” Bunting said.

Blair agrees.

“This will be the second transaction for ITC involving multi-state regulatory approvals,” she said. “Our employees have successfully completed similar transactions, and we will be able to apply their experience and capabilities to this transaction.”

Stay tuned to myEntergy News and the Transmission Merger employee intranet site for the latest news and information. Employees with Transco-related questions are encouraged to review the current posted Q&As or submit their questions to feedback@entergy.com.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, and Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ITC Forward-Looking Information

This communication contains certain statements that describe ITC management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Important information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

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